UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

China Customer Relations Centers, Inc.

(Name of the Issuer)

China Customer Relations Centers, Inc.

Taiying Group Ltd.

Taiying International Inc.

Zhili Wang

TAISHANBPO1 Holdings Limited

Debao Wang

TAISHANBPO2 Holdings Limited

Guoan Xu

TAISHANBPO3 Holdings Limited

Qingmao Zhang

TAISHANBPO4 Holdings Limited

Long Lin

TAISHANBPO5 Holdings Limited

Wilstein Limited

Jishan Sun

TAISHANBPO6 Holdings Limited

Telecare Global Services Limited

Yipeng Wang

Harford Equity Limited

Ruixiu Wang

Sainsberry Limited

Qiaolin Wang

Yan Lyu

Xianghui Li

Ning Zou

Singeton Management Limited

Liping Gao

Yuxiang Qi

Yanli Xu

(Names of Persons Filing Statement)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

G2118P102

(CUSIP Number)

China Customer Relations Centers, Inc.

1366 Zhongtianmen Dajie, Xinghuo
Science and Technology Park,
High-tech Zone, Taian City,
Shandong Province, 271000,

People’s Republic of China

Tel: +86-538-691-8899

	Taiying Group Ltd. c/o Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands Tel: +86-538-691-8899	Taiying International Inc. c/o Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands Tel: +86-538-691-8899

Zhili Wang TAISHANBPO1 Holdings Limited c/o Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands Tel: +86-538-691-8899	Debao Wang TAISHANBPO2 Holdings Limited c/o Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands Tel: +86-538-691-8899	Guoan Xu TAISHANBPO3 Holdings Limited c/o Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands Tel: +86-538-691-8899

Qingmao Zhang TAISHANBPO4 Holdings Limited c/o Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands Tel: +86-13356699369	Long Lin TAISHANBPO5 Holdings Limited Wilstein Limited c/o Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands Tel: +86-15168890909	Jishan Sun TAISHANBPO6 Holdings Limited Telecare Global Services Limited c/o Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands Tel: +86-13954887826

Yipeng Wang Harford Equity Limited c/o Suite 23, 1st Floor, Eden Plaza, Eden Island, Mahé, Republic of Seychelles Tel: +86-18864809789	Ruixiu Wang Sainsberry Limited c/o Suite 23, 1st Floor, Eden Plaza, Eden Island, Mahé, Republic of Seychelles Tel: +86-18864809789	Qiaolin Wang No.3 Row 15, Nanmei Village, Meicun Town, Fangzi District, Weifang City, Shandong Province, 261000, People’s Republic of China Tel: +86-15168890909

Yan Lyu 6-3-102 Yinchen Community, Feiyue Dadao, Lichen District, Jinan City, Shandong Province, 250100, People’s Republic of China Tel: +86-13685312525	Xianghui Li No.344 Xiangzhaozhuang Town, Xiajin County, Dezhou City, Shandong Province, 253200, People’s Republic of China Tel: +86-13685312525	Ning Zou Singeton Management Limited Flat/RM A 12/F, Kiu Fu Commercial Building, 300 Lockhart Road, Wanchai, Hong Kong Tel: +86-13954887826

Liping Gao Gate 1 No.242 Diyingzi Tun, Xingshugang Village, Hong Guang District, Daqing City, Heilongjiang Province, 163000, People’s Republic of China Tel: +86-13954887826	Yuxiang Qi Room 2702, Building 3, Huamao Center, No. 89 Jianguo Road, Chaoyang District, Beijing, 100020 People’s Republic of China Tel: +86-18905381726	Yanli Xu Room 2606, Building 7, Huamao Center, No. 89 Jianguo Road, Chaoyang District, Beijing, 100020 People’s Republic of China Tel: +86-18905381726

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Stephanie Tang, Esq. Hogan Lovells 11th Floor, One Pacific Place 88 Queensway, Admiralty Hong Kong Tel: +852-2219-0888	Wei Gao Commerce & Finance Law Offices 10/F, Tower 1, Jiang An Kerry Centre 1515 West Nanjing Road, Shanghai People’s Republic of China Tel: +86-21-6019-2693

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transactional Valuation*	Amount of Filing Fee**
$34,477,586	$3,761.50

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the aggregate cash payment of $6.50 per share for the 5,304,244 issued and outstanding shares of the issuer subject to the transaction (the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2021, issued on August 26, 2020, was calculated by multiplying the Transaction Valuation by 0.0001091.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Form or Registration No.: N/A

Filing Party: N/A	Date Filed: N/A

INTRODUCTION

This Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) China Customer Relations Centers, Inc., a BVI business company with limited liability incorporated under the laws of the British Virgin Islands (the “Company”), the issuer of the shares, par value $0.001 per share (each, a “Share”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Taiying Group Ltd., a BVI business company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”); (c) Taiying International Inc., a BVI business company with limited liability incorporated under the laws of the British Virgin Islands (“Merger Sub”); (d) Mr. Zhili Wang, the founder, chairman of the board of directors of the Company (the “Board”) and chief executive officer of the Company (the “Chairman”), (e) Mr. Debao Wang, a director and chief financial officer of the Company; (f) Mr. Guoan Xu, a director and vice president of the Company; (g) Mr. Qingmao Zhang; (h) Mr. Long Lin; (i) Mr. Jishan Sun; (j) TAISHANBPO1 Holdings Limited, a BVI business company with limited liability and wholly-owned by the Chairman (“TAISHANBPO1”); (k) TAISHANBPO2 Holdings Limited, a BVI business company with limited liability and wholly-owned by Mr. Debao Wang (“TAISHANBPO2”); (l) TAISHANBPO3 Holdings Limited, a BVI business company with limited liability and wholly-owned by Mr. Guoan Xu (“TAISHANBPO3”); (m) TAISHANBPO4 Holdings Limited, a BVI business company with limited liability and wholly-owned by Mr. Qingmao Zhang (“TAISHANBPO4”); (n) TAISHANBPO5 Holdings Limited, a BVI business company with limited liability and wholly-owned by Mr. Long Lin (“TAISHANBPO5”); (o) TAISHANBPO6 Holdings Limited, a BVI business company with limited liability and wholly-owned by Mr. Jishan Sun (“TAISHANBPO6”); (p) Harford Equity Limited, an international business company incorporated in the Republic of Seychelles beneficially owned by Mr. Yipeng Wang; (q) Sainsberry Limited, an international business company incorporated in the Republic of Seychelles beneficially owned by Mr. Ruixiu Wang; (r) Mr. Qiaolin Wang; (s) Ms. Yan Lyu; (t) Mr. Xianghui Li; (u) Singeton Management Limited, a private company with limited liability incorporated in Hong Kong beneficially owned by Ms. Ning Zou; (v) Mr. Liping Gao; (w) Ms. Yuxiang Qi; (x) Ms. Yanli Xu; (y) Mr. Yipeng Wang; (z) Mr. Ruixiu Wang; (aa) Ms. Ning Zou; (bb) Wilstein Limited, an international business company incorporated in the Republic of Seychelles beneficially owned by Mr. Lin Long; and (cc) Telecare Global Services Limited, a BVI business company beneficially owned by Mr. Jishan Sun. Filing Persons (b) through (cc) are collectively referred to herein as the “Buyer Group”. Filing persons (d) through (i), and (p) through (cc) are collectively referred to as the “Rollover Shareholders”. The Chairman, Mr. Debao Wang, Mr. Guoan Xu, Mr. Qingmao Zhang, Mr. Long Lin and Mr. Jishan Sun are collectively referred to as the “Guarantors”.

On March 12, 2021, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “merger agreement”) providing for the merger of Merger Sub with and into the Company (the “merger”) in accordance with the British Virgin Islands Business Companies Act (as amended, the “BVI Business Companies Act”), with the Company continuing as the surviving company (the “surviving company”) after the merger as a wholly-owned subsidiary of Parent. Parent is currently beneficially owned by TAISHANBPO1, TAISHANBPO2, TAISHANBPO3, TAISHANBPO4, TAISHANBPO5 and TAISHANBPO6. Merger Sub is currently wholly-owned by the Parent.

Under the terms of the merger agreement, if the merger is completed, at the effective time of the merger (the “Effective Time”), each Share, issued and outstanding immediately prior to the Effective Time, other than (a) Shares beneficially owned by the Rollover Shareholders (the “Rollover Shares”), (b) Shares owned by Parent, Merger Sub, the Company (as treasury, if any) or any of their respective subsidiaries immediately prior to the Effective Time, (c) Shares reserved (but not yet allocated) by the Company for settlement upon exercise or vesting of company share awards immediately prior to the Effective Time, (d) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under the BVI Business Companies Act (the “Dissenting Shares”) (Shares described under (a) through (d) above are collectively referred to herein as the “Excluded Shares”), will be cancelled in exchange for the right to receive $6.50 in cash per Share without interest and net of any applicable withholding taxes. The Excluded Shares other than Dissenting Shares will be cancelled for no consideration. The Dissenting Shares will be cancelled and each holder thereof will be entitled to receive only the payment of the fair value of such Dissenting Shares in accordance with the BVI Business Companies Act.

In addition, at the Effective Time, the Company will terminate the Company’s 2018 Share Incentive Plan (the “Share Incentive Plan”) and any relevant award agreements entered into under the Share Incentive Plan.

In order for the merger to be completed, the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, must be authorized and approved by the a resolution approved by the affirmative vote of a majority of the votes of the Shares entitled to vote thereon in respect of which the shareholders holding the Shares were present at the extraordinary general meeting of the shareholders or an adjournment thereof in person or by proxy and being Shares in respect of which the votes were voted in accordance with the BVI Business Companies Act and the memorandum and articles of the Company. However, the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, are not subject to the authorization and approval of holders of a majority of the Company’s outstanding Shares unaffiliated with the Buyer Group.

As of the date of this proxy statement, the Rollover Shareholders beneficially own approximately 71.1% of the total issued and outstanding Shares. Pursuant to the terms of the Support Agreement, the Rollover Shares and all other Shares acquired by the Rollover Shareholders after the date of the Support Agreement will be voted in favor of the authorization and approval of the merger agreement, articles of merger, the plan of merger and the transactions contemplated by the merger agreement, including the merger, at the extraordinary general meeting of shareholders of the Company.

The Company will make available to its shareholders a proxy statement (the “proxy statement”, a preliminary copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger. Copies of the merger agreement, articles and the plan of merger are attached to the proxy statement as Annex A and are incorporated herein by reference. As of the date hereof, the proxy statement is in preliminary form and is subject to completion.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the proxy statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person has produced any disclosure with respect to any other Filing Person.

Item 1	Summary Term Sheet

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2	Subject Company Information

(a)	Name and Address. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

●	“Summary Term Sheet—The Parties Involved in the Merger”

(b)	Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“The Extraordinary General Meeting—Record Date; Shares Entitled to Vote”

●	“The Extraordinary General Meeting—Shareholders Entitled to Vote; Voting Materials”

●	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)	Trading Market and Price. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

●	“Market Price of the Shares, Dividends and Other Matters—Market Price of the Shares”

(d)	Dividends. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

●	“Market Price of the Shares, Dividends and Other Matters—Dividend Policy”

(e)	Prior Public Offering. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

●	“Transactions in the Shares—Prior Public Offerings”

(f)	Prior Stock Purchase. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

●	“Transactions in the Shares”

●	“Special Factors—Related Party Transactions”

Item 3	Identity and Background of Filing Person

(a)	Name and Address. China Customer Relations Centers, Inc. is the subject company. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—The Parties Involved in the Merger”

●	“Annex D—Directors and Executive Officers of Each Filing Person”

(b)	Business and Background of Entities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—The Parties Involved in the Merger”

●	“Annex D—Directors and Executive Officers of Each Filing Person”

(c)	Business and Background of Natural Persons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—The Parties Involved in the Merger”

●	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 4	Terms of the Transaction

(a)-(1)	Material Terms. Not applicable.

(a)-(2)	Material Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers about the Extraordinary General Meeting and the Merger”

●	“Special Factors”

●	“The Extraordinary General Meeting”

●	“The Merger Agreement and Plan of Merger”

●	“Annex A—Agreement and Plan of Merger”

(c)	Different Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

●	“Special Factors—Interests of Certain Persons in the Merger”

●	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

●	“The Merger Agreement and Plan of Merger”

●	“Annex A—Agreement and Plan of Merger”

(d)	Appraisal Rights. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet— Appraisal Rights”

●	“Questions and Answers about the Extraordinary General Meeting and the Merger”

●	“Appraisal Rights”

●	“Annex C—BVI Business Companies Act Cap. 22 (Law 3 of 1961, as consolidated and revised) – Extract of Section 179 of the BVI Business Companies Act”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

●	“Provisions for Unaffiliated Security Holders”

(f)	Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Special Factors—Interests of Certain Persons in the Merger”

●	“Special Factors—Related Party Transactions”

●	“Transactions in the Shares”

(b)	Significant Corporate Events. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Special Factors—Background of the Merger”

●	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

●	“Special Factors—Interests of Certain Persons in the Merger”

●	“The Merger Agreement and Plan of Merger”

●	“Annex A—Agreement and Plan of Merger”

(c)	Negotiations or Contacts. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Special Factors—Background of the Merger”

●	“Special Factors—Plans for the Company after the Merger”

●	“Special Factors—Interests of Certain Persons in the Merger”

●	“The Merger Agreement and Plan of Merger”

●	“Annex A—Agreement and Plan of Merger”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—Plans for the Company after the Merger”

●	“Summary Term Sheet—Support Agreement”

●	“Summary Term Sheet—Financing of the Merger”

●	“Special Factors—Background of the Merger”

●	“Special Factors—Plans for the Company after the Merger”

●	“Special Factors—Financing of the Merger”

●	“Special Factors—Support Agreement”

●	“Special Factors—Interests of Certain Persons in the Merger”

●	“Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting”

●	“The Merger Agreement and Plan of Merger”

●	“Transactions in the Shares”

●	“Annex A—Agreement and Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(a)	Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—Purposes and Effects of the Merger”

●	“Summary Term Sheet—Plans for the Company after the Merger”

●	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

(b)	Use of Securities Acquired. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers about the Extraordinary General Meeting and the Merger”

●	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

●	“Special Factors—Effect of the Merger on the Company”

●	“The Merger Agreement and Plan of Merger”

●	“Annex A—Agreement and Plan of Merger”

(c)(1)-(8)	Plans. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—The Merger”

●	“Summary Term Sheet—Purposes and Effects of the Merger”

●	“Summary Term Sheet—Plans for the Company after the Merger”

●	“Summary Term Sheet—Financing of the Merger”

●	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

●	“Special Factors—Background of the Merger”

●	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

●	“Special Factors—Effect of the Merger on the Company”

●	“Special Factors—Plans for the Company after the Merger”

●	“Special Factors—Financing”

●	“Special Factors—Interests of Certain Persons in the Merger”

●	“The Merger Agreement and Plan of Merger”

●	“Annex A—Agreement and Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—Purposes and Effects of the Merger”

●	“Summary Term Sheet—Plans for the Company after the Merger”

●	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

(b)	Alternatives. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Special Factors—Background of the Merger”

●	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

●	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

●	“Special Factors—Alternatives to the Merger”

●	“Special Factors—Effects on the Company if the Merger is not Completed”

(c)	Reasons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—Purposes and Effects of the Merger”

●	“Special Factors—Background of the Merger”

●	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

●	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

●	“Special Factors—Effect of the Merger on the Company”

(d)	Effects. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—Purposes and Effects of the Merger”

●	“Special Factors—Background of the Merger”

●	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“Special Factors—Effect of the Merger on the Company”

●	“Special Factors—Plans for the Company after the Merger”

●	“Special Factors—Effects on the Company if the Merger is not Completed”

●	“Special Factors—Effect of the Merger on the Company’s Net Book Value and Net Earnings”

●	“Special Factors—Interests of Certain Persons in the Merger”

●	“Special Factors—Material U.S. Federal Income Tax Consequences”

●	“Special Factors—Material PRC Income Tax Consequences”

●	“Special Factors—Material British Virgin Islands Tax Consequences”

●	“The Merger Agreement and Plan of Merger”

●	“Annex A—Agreement and Plan of Merger”

Item 8	Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement under the following captions incorporated herein by reference:

●	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

●	“Summary Term Sheet—Position of Buyer Group as to the Fairness of the Merger”

●	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”

●	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

●	“Special Factors—Background of the Merger”

●	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

●	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

●	“Special Factors—Interests of Certain Persons in the Merger”

●	“Annex B—Opinion of Houlihan Lokey (China) Limited as Financial Advisor”

(c)	Approval of Security Holders. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger”

●	“Questions and Answers about the Extraordinary General Meeting and the Merger”

●	“The Extraordinary General Meeting—Vote Required”

(d)	Unaffiliated Representative. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Special Factors—Background of the Merger”

●	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

●	“Annex B—Opinion of Houlihan Lokey (China) Limited as Financial Advisor”

(e)	Approval of Directors. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

●	“Questions and Answers about the Extraordinary General Meeting and the Merger”

●	“Special Factors—Background of the Merger”

●	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

(f)	Other Offers. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Special Factors—Background of the Merger”

●	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”

●	“Special Factors—Background of the Merger”

●	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

●	“Annex B—Opinion of Houlihan Lokey (China) Limited as Financial Advisor”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

●	“Annex B—Opinion of Houlihan Lokey (China) Limited as Financial Advisor”

(c)	Availability of Documents. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

●	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—Financing of the Merger”

●	“Special Factors—Financing”

●	“The Merger Agreement and Plan of Merger”

●	“Annex A—Agreement and Plan of Merger”

(b)	Conditions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—Financing of the Merger”

●	“Special Factors—Financing”

(c)	Expenses. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

●	“Summary Term Sheet— Fees and Expenses”

●	“Special Factors—Fees and Expenses”

(d)	Borrowed Funds. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

●	“Summary Term Sheet—Financing of the Merger”

●	“Special Factors—Financing”

●	“The Merger Agreement and Plan of Merger—Financing”

Item 11	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

●	“Special Factors—Interests of Certain Persons in the Merger”

●	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)	Securities Transaction. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

●	“Transactions in the Shares”

Item 12	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

●	“Summary Term Sheet—Support Agreement”

●	“Questions and Answers about the Extraordinary General Meeting and the Merger”

●	“Special Factors—Support Agreement”

●	“Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting”

●	“The Extraordinary General Meeting—Vote Required”

●	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)	Recommendations of Others. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

●	“Summary Term Sheet—Position of Buyer Group as to the Fairness of the Merger”

●	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

●	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

●	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

●	“The Extraordinary General Meeting—Our Board’s Recommendation”

Item 13	Financial Statements

(a)	Financial Information. The audited consolidated financial statements of the Company for the two years ended December 31, 2018 and December 31, 2019 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2019, filed on June 1, 2020 (see page F-1 and following pages). The unaudited consolidated financial statements of the Company for the six months periods ended June 30, 2019 and June 30, 2020 are incorporated herein by reference to the Company’s 2020 half year earnings release furnished on Form 6-K on December 18, 2020. The unaudited balance sheet information of the Company as of June 30, 2019 and June 30, 2020 is incorporated herein by reference to the Company’s report on Form 6-K filed on November 25, 2019 and December 18, 2020, respectively.

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Financial Information”

●	“Where You Can Find More Information”

(b)	Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

●	“The Extraordinary General Meeting—Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—The Parties Involved in the Merger”

●	“Special Factors—Interests of Certain Persons in the Merger”

●	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 15	Additional Information

(b)	Information Required by Item 402(t)(2) and (3). Not applicable.

(c)	Other Material Information. The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

(a)-(1)	Preliminary Proxy Statement of the Company dated _______, 2021 (the “proxy statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex E to the proxy statement.

(a)-(4)	Press Release issued by the Company, dated March 12, 2021, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on March 12, 2021.

(b)-(1)	Debt Commitment Letter, dated March 11, 2021, issued by China Merchants Bank Co., Ltd. in favor of Parent (incorporated herein by reference to Exhibit 99.6 to the Schedule 13D Amendment filed by the Rollover Shareholders on March 12, 2021).

(c)-(1)	Opinion of Houlihan Lokey (China) Limited, dated March 12, 2021, incorporated herein by reference to Annex B to the proxy statement.

(c)-(2)	Preliminary Discussion materials prepared by Houlihan Lokey (China) Limited for discussion with the Special Committee, dated March 2, 2021.

(c)-(3)	Discussion materials prepared by Houlihan Lokey (China) Limited for discussion with the Special Committee, dated March 12, 2021.

(d)-(1)	Agreement and Plan of Merger, dated as of March 12, 2021, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.

(d)-(2)	Rollover and Support Agreement, dated March 12, 2021, by and among Parent and the Rollover Shareholders (incorporated herein by reference to Annex F of the proxy statement).

(d)-(3)	Limited Guarantee, dated March 12, 2021, by the Guarantors in favor of the Company (incorporated herein by reference to Annex G of the proxy statement).

(d)-(4)	Consortium Agreement, dated November 27, 2020, by and among the Guarantors, TAISHANBPO1, TAISHANBPO2, TAISHANBPO3, TAISHANBPO4, TAISHANBPO5 and TAISHANBPO6 (incorporated herein by reference to Exhibit 99.3 to the Schedule 13D filed by the Chairman, Mr. Debao Wang and Mr. Qingmao Zhang on December 7, 2020).

(d)-(5)	Termination Agreement to the Consortium Agreement, dated March 11, 2021, by and among the Guarantors, TAISHANBPO1, TAISHANBPO2, TAISHANBPO3, TAISHANBPO4, TAISHANBPO5 and TAISHANBPO6 (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D Amendment filed by the Rollover Shareholders on March 12, 2021).

(d)-(6)	Consortium Agreement, dated March 11, 2021, by and among the Guarantors, TAISHANBPO1, TAISHANBPO2, TAISHANBPO3, TAISHANBPO4, TAISHANBPO5, TAISHANBPO6, Mr. Yipeng Wang, Mr. Ruixiu Wang, Mr. Qiaolin Wang, Ms. Yan Lyu, Mr. Xianghui Li, Ms. Ning Zou, Mr. Liping Gao, Ms. Yuxiang Qi and Ms. Yanli Xu (incorporated herein by reference to Exhibit 99.3 to the Schedule 13D Amendment filed by the Rollover Shareholders on March 12, 2021).

(f)-(1)	Appraisal Rights, incorporated herein by reference to the section entitled “Appraisal Rights” in the proxy statement.

(f)-(2)	Section 179 of the BVI Business Companies Act, as amended, incorporated herein by reference to Annex C to the proxy statement.

(g)	Not applicable.

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2021

China Customer Relations Centers, Inc.

By:	/s/ Tianjun Zhang
Name: Tianjun Zhang
Title: Chairman of the Special Committee

Taiying Group Ltd.

By:	/s/ Zhili Wang
Name: Zhili Wang
Title: Director

Taiying International Inc.

By:	/s/ Zhili Wang
Name: Zhili Wang
Title: Director

Zhili Wang

/s/ Zhili Wang

TAISHANBPO1 Holdings Limited

By:	/s/ Zhili Wang
Name: Zhili Wang
Title: Director

Debao Wang

/s/ Debao Wang

TAISHANBPO2 Holdings Limited

By:	/s/ Debao Wang
Name: Debao Wang
Title: Director

Guoan Xu

/s/ Guoan Xu

TAISHANBPO3 Holdings Limited

By:	/s/ Guoan Xu
Name: Guoan Xu
Title: Director

Qingmao Zhang

/s/ Qingmao Zhang

TAISHANBPO4 Holdings Limited

By:	/s/ Qingmao Zhang
Name: Qingmao Zhang
Title: Director

Long Lin

/s/ Long Lin

TAISHANBPO5 Holdings Limited

By:	/s/ Long Lin
Name: Long Lin
Title: Director

Wilstein Limited

By:	/s/ Long Lin
Name: Long Lin
Title: Director

Jishan Sun

/s/ Jishan Sun

TAISHANBPO6 Holdings Limited

By:	/s/ Jishan Sun
Name: Jishan Sun
Title: Director

Telecare Global Services Limited

By:	/s/ Jishan Sun
Name: Jishan Sun
Title: Director

Yipeng Wang

/s/ Yipeng Wang

Harford Equity Limited

By:	/s/ Yipeng Wang
Name: Yipeng Wang
Title: Director

Ruixiu Wang

/s/ Ruixiu Wang

Sainsberry Limited

By:	/s/ Ruixiu Wang
Name: Ruixiu Wang
Title: Director

Qiaolin Wang

/s/ Qiaolin Wang

Yan Lyu

/s/ Yan Lyu

Xianghui Li

/s/ Xianghui Li

Ning Zou

/s/ Ning Zou

Singeton Management Limited

By:	/s/ Ning Zou
Name: Ning Zou
Title: Director

Liping Gao

/s/ Liping Gao

Yuxiang Qi

/s/ Yuxiang Qi

Yanli Xu

/s/ Yanli Xu

Exhibit Index

(a)-(1)	Preliminary Proxy Statement of the Company dated _______, 2021 (the “proxy statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex E to the proxy statement.

(a)-(4)	Press Release issued by the Company, dated March 12, 2021, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on March 12, 2021.

(b)-(1)	Debt Commitment Letter, dated March 11, 2021, issued by China Merchants Bank Co., Ltd. in favor of Parent (incorporated herein by reference to Exhibit 99.6 to the Schedule 13D Amendment filed by the Rollover Shareholders on March 12, 2021).

(c)-(1)	Opinion of Houlihan Lokey (China) Limited, dated March 12, 2021, incorporated herein by reference to Annex B to the proxy statement.

(c)-(2)	Preliminary Discussion materials prepared by Houlihan Lokey (China) Limited for discussion with the Special Committee, dated March 2, 2021.

(c)-(3)	Discussion materials prepared by Houlihan Lokey (China) Limited for discussion with the Special Committee, dated March 12, 2021.

(d)-(1)	Agreement and Plan of Merger, dated as of March 12, 2021, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.

(d)-(2)	Rollover and Support Agreement, dated March 12, 2021, by and among Parent, and the Rollover Shareholders (incorporated herein by reference to Annex F of the proxy statement).

(d)-(3)	Limited Guarantee, dated March 12, 2021, by the Guarantors in favor of the Company (incorporated herein by reference to Annex G of the proxy statement).

(d)-(4)	Consortium Agreement, dated November 27, 2020, by and among the Guarantors, TAISHANBPO1, TAISHANBPO2, TAISHANBPO3, TAISHANBPO4, TAISHANBPO5 and TAISHANBPO6 (incorporated herein by reference to Exhibit 99.3 to the Schedule 13D filed by the Chairman, Mr. Debao Wang and Mr. Qingmao Zhang on December 7, 2020).

(d)-(5)	Termination Agreement to the Consortium Agreement, dated March 11, 2021, by and among the Guarantors, TAISHANBPO1, TAISHANBPO2, TAISHANBPO3, TAISHANBPO4, TAISHANBPO5 and TAISHANBPO6 (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D Amendment filed by the Rollover Shareholders on March 12, 2021).

(d)-(6)	Consortium Agreement, dated March 11, 2021, by and among the Guarantors, TAISHANBPO1, TAISHANBPO2, TAISHANBPO3, TAISHANBPO4, TAISHANBPO5, TAISHANBPO6, Mr. Yipeng Wang, Mr. Ruixiu Wang, Mr. Qiaolin Wang, Ms. Yan Lyu, Mr. Xianghui Li, Ms. Ning Zou, Mr. Liping Gao, Ms. Yuxiang Qi and Ms. Yanli Xu (incorporated herein by reference to Exhibit 99.3 to the Schedule 13D Amendment filed by the Rollover Shareholders on March 12, 2021).

(f)-(1)	Appraisal Rights, incorporated herein by reference to the section entitled “Appraisal Rights” in the proxy statement.

(f)-(2)	Section 179 of the BVI Business Companies Act, as amended, incorporated herein by reference to Annex C to the proxy statement.

(g)	Not applicable.